SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION

22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding 2013 third quarterly report of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 29, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Secretary to the Board of Directors

Beijing, the PRC,
29 October 2013

As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
* Non-executive Director
+  Independent Non-executive Director

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

China Petroleum & Chemical Corporation
The Third Quarterly Report for 2013

1	Important notice

1.1
The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) and its directors, supervisors and senior management warrant that there are no material omissions, misrepresentations or misleading statements contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	The third quarterly report for 2013 (the “Quarterly Report”) was approved at the 12th meeting of the Fifth Session of the Board of Directors of Sinopec Corp.. All the directors attended this meeting.

1.3	The financial statements in the Quarterly Report were not audited.

1.4
Mr. Fu Chengyu, Chairman of the Board of Directors, Mr. Li Chunguang, Director and President, and Mr. Wang Xinhua, Chief Financial Officer and Head of the Accounting Department warrant the authenticity, accuracy and completeness of the financial statements contained in the Quarterly Report.

2	Basic information of Sinopec Corp.

2.1	Principal financial data and indicators

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

2.1.1	Principal financial data and indicators prepared in accordance with the China Accounting Standards for Business Enterprises (“ASBE”).

	As at 30 September 2013	As at 31 December 2012	Changes over the end of last year(%)
Total assets (RMB million)	1,319,538	1,238,522	6.54
Net equity attributable to equity shareholders of the Company (RMB million)	556,623	513,374	8.42
	Nine-month periods (January-September) ended 30 September		Changes over the same period of the preceding year (%)
	2013	2012
Net cash flow from operating activities (RMB million)	79,612	73,559	8.23

	Three-month periods (July-September) ended 30 September			Nine-month periods (January-September) ended 30 September
	2013	2012	Changes over the same period of the preceding year (%)	2013	2012	Changes over the same period of the preceding year (%)
Operating income (RMB million)	724,680	676,694	7.09	2,139,924	2,024,766	5.69
Net profit attributable to equity shareholders of the Company (RMB million)	22,183	18,249	21.56	51,600	41,946	23.02
Net profit attributable to equity shareholders of the Company after deducting extraordinary gain/loss items (RMB million)	22,106	17,803	24.17	51,302	41,062	24.94
Basic earnings per shareNote (RMB)	0.191	0.162	17.90	0.445	0.372	19.62
Diluted earnings per share Note (RMB)	0.177	0.152	16.45	0.416	0.355	17.18
Weighted average return on net assets (%)	4.02	3.73	0.29 percentage point	9.55	8.60	0.95 percentage point

Note:
Total share capital of Sinopec Corp. for the nine-month period ended 30 September 2013 has increased as a result of H share issuances, bonus issues of shares and capitalization of share premium of Sinopec Corp. to all shareholders and conversion of the A share Convertible Bonds. The data of 2012 have been retrospectively adjusted in accordance with ASBE.

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

Extraordinary gain/loss items and corresponding amounts	Three-month periods (July-September) ended 30 September (gain)/loss (RMB million)	Nine-month periods (January-September) ended 30 September (gain)/loss (RMB million)
Loss on disposal of non-current assets	84	179
Donations	16	119
Government grants	(279)	(819)
Gain on holding and disposal of various investments	(24)	(48)
Other extraordinary income and expenses, net	98	165
Subtotal	(105)	(404)
Tax effect	26	101
Total	(79)	(303)
Attributable to: Equity shareholders of the Company	(77)	(298)
Minority interests	(2)	(5)

2.1.2	Principal financial data and indicators prepared in accordance with International Financial Reporting Standards (“IFRS”)

	As at 30 September 2013	As at 31 December 2012	Changes over the end of last year(%)
Total assets (RMB million)	1,319,385	1,257,944	4.88
Net equity attributable to equity shareholders of the Company (RMB million)	554,130	510,914	8.46
	Nine-month periods (January-September) ended 30 September		Changes over the same period of the preceding year (%)
	2013	2012
Net cash flow from operating activities (RMB million)	79,612	73,327	8.57

	Three-month periods (July-September) ended 30 September			Nine-month periods (January-September) ended 30 September
	2013	2012	Changes over the same period of the preceding year (%)	2013	2012	Changes over the same period of the preceding year (%)
Operating profit (RMB million)	31,547	28,185	11.93	78,288	68,268	14.68
Net profit attributable to equity shareholders of the Company(RMB million)	22,019	18,326	20.15	52,300	42,829	22.11
Basic earnings per share Note (RMB)	0.189	0.162	16.67	0.451	0.379	19.00
Diluted earnings per share Note (RMB)	0.176	0.153	15.03	0.422	0.362	16.57

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

Return on net assets (%)	3.97	3.74	0.23 percentage point	9.44	8.75	0.69 percentage point

Note:
Total share capital of Sinopec Corp. for the nine-month period ended 30 September 2013 has increased as a result of H share issuances, bonus issues of shares and capitalization of share premium of Sinopec Corp. to all shareholders and conversion of the A share Convertible Bonds. The data of 2012 have been retrospectively adjusted in accordance with IFRS.

2.2	Number of shareholders at the end of the reporting period is 708,469, including 701,892 holders of A shares and 6,577 holders of H shares.

Top ten shareholders (Top ten shareholders holding tradable shares without selling restrictions) at the end of the reporting period Note1:

Name of shareholders (full name)	Number of shares held at the end of the period (shares)	Percentage (%)	Number of shares with selling restrictions	Number of shares subject to pledge or lock-up	Type of shares	Nature of shareholder
China Petrochemical Corporation	85,536,266,000	73.38	Nil	Nil	RMB ordinary shares	State-owned
HKSCC (Nominees) Limited Note2	25,368,615,160	21.76	Nil	Unknown	Overseas-listed foreign shares	Overseas corporate
Guotai Junan Securities Co., Ltd. Note3	337,092,933	0.30	Nil	Unknown	RMB ordinary shares	Unknown
China Securities Finance Co., Ltd. Note4	122,627,952	0.11	Nil	Unknown	RMB ordinary shares	Unknown
China Life Insurance Company Limited - Bonus - Personal Insurance Bonus	103,000,000	0.09	Nil	Unknown	RMB ordinary shares	Unknown
Industrial & Commerce Bank of China, South Selected Securities Investment Fund	90,922,665	0.08	Nil	Unknown	RMB ordinary shares	Unknown
Qatar Holding Company Ltd-Self Owned Fund	89,996,185	0.08	Nil	Unknown	RMB ordinary shares	Unknown
China Social Security Fund Portfolio106	74,614,548	0.06	Nil	Unknown	RMB ordinary shares	Unknown
Bank of Communication-E Fund 50 Index Securities Investment Fund	64,277,521	0.06	Nil	Unknown	RMB ordinary shares	Unknown
Industrial & Commercial Bank of China - Shanghai Stock Exchange 50 ETF	53,783,423	0.05	Nil	Unknown	RMB ordinary shares	Unknown

Note 1:	A shares of Sinopec Corp. are underlying securities listed on the Shanghai Stock Exchange issued for margin trading. In accordance with the requirements of

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

disclosure for securities and based on the shareholders’ registration records provided by China Securities Depository and Clearing Corporation Limited for the purpose of calculating the number of shares held by shareholders, Sinopec Corp. has consolidated principal accounts, special securities lending account and guaranty securities account for refinancing of securities companies, as well as principal account and special securities account for refinancing of China Securities Finance Corporation Limited.

Note 2:
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which are included in the total number of the shares held by HKSCC Nominees Limited.

Note 3:
As at 30 September 2013, the shares of Guotai Junan Securities Co., Ltd. were composed of the shares of its principal accounts and its special securities lending account, as well as its guaranty securities account for refinancing which was held through China Securities Finance Co., Ltd. - refinancing collateral securities account. The amount of shares held by Guotai Junan Securities Co., Ltd. increased by 75,384,798 shares as at 30 September 2013, compared with the amount at 31 December 2012.

Note 4:
As at 30 September 2013, the shares of China Securities Finance Co., Ltd. were held through its principal account. The amount of shares held by China Securities Finance Co., Ltd. increased by 122,627,952 shares as at 30 September 2013, compared with the amount at 31 December 2012.

2.3	Review of operating results

In the first three quarters of 2013, China’s economy grew steadily with GDP up by 7.7% over the same period of last year. Domestic demand for oil products and chemical products continued to grow. The Chinese government further improved the pricing mechanism for oil products, implemented an adjustment of natural gas price and announced the premium pricing policy for upgraded quality oil products. Based on macro-economy trends and market demand, the Company arranged the operation with quality and efficiency being the priorities for development, accelerated the structure adjustment and the transformation of development mode and exercised strict control over cost and expenditures. All these efforts contribute to a good operating result.

Exploration & Production Segment: In exploration, the Company optimized exploration areas and made major breakthroughs in new blocks such as the Tarim Basin. The Company intensified its progressive exploration and oil reserve evaluation. Seven projects including West Junggar, Tahe and East Shengli etc. as well as Daniudi Gasfield development were under progress smoothly. The Company accelerated the unconventional oil and gas development and made major progress in the Fuling shale gas project. The Southeast Sichuan marine facies shale gas evaluation were under progress. Development of coal-bed methane in South Yanchuan are progressing

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

smoothly and production increased steadily. During the first three quarters, the oil and gas production of the Company reached 330.79 million barrels of oil equivalent, up by 4.00% compared with the same period of 2012. The operating profit of Exploration & Production Segment recorded RMB 46.744 billion, down by 15.45% compared with the same period of 2012.

Refining Segment: The Company adjusted its product mix in response to changes in domestic oil products market demand, producing more gasoline, jet fuel and other high-value-added products that were well received in the market. The Company optimized its operations and tapped its potentials by cost saving and efficiency improvement. The Company made every effort to upgrade oil products quality and considerably increased production of gasoline and diesel above GB IV standards with an aim to prepare for the premium quality oil products supply. The Company optimized the marketing of LPG, asphalt and paraffin by tapping its advantage in specialization. In the first three quarters of 2013, refinery throughput was 174.19 million tonnes, representing a growth of 6.43% over the same period of last year. Refining Segment made a turnaround  by recording an operating profit of  RMB 6.656 billion, as compared with a loss in the same period of 2012.

Marketing and Distribution Segment: In the first three quarters of 2013, in response to changes in supply and demand in the domestic market and the implementation of the newly-announced oil products pricing mechanism, the Company endeavored to maximize its profitability and adjusted its marketing strategies by adopting differentiated marketing tactics. While increasing sales volume, the Company focused on the retail market and expanded retail sales volume by offering signature services. The Company expanded the marketing of jet fuel and high standard oil products. Besides, it strengthened quality management to ensure oil products quality, promoted new businesses as well as non-fuel businesses and explored the gas market for vehicles actively. In the first three quarters of 2013, total sales volume of oil products increased to 134.64 million tonnes, up by 4.91% over the same period of last year. Total retail volume reached 84.82 million tonnes, representing an increase of 4.65%, and sales of non-fuel businesses reached RMB 10 billion, an increase of 20.5% compared with the same period of 2012. The operating profit of the Marketing and Distribution Segment was RMB 27.034 billion, representing a decrease of 10.51%.

Chemicals Segment: The Company further optimized the feedstock mix and cut feedstock costs by using more light feedstock. The Company optimized the operation and upgraded the technical and economical indicators. The Company strengthened its market analysis, the integration of R&D, production and marketing; optimized operations and utilization of

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

facilities; and improved its product mix as well as promoting the development, production and sales of new products. Meanwhile, the Company improved its marketing tactics and customer service, reinforced supply-chain management. Wuhan ethylene project was put into trial operation. In the first three quarters of 2013, ethylene production was 7.398 million tonnes, representing an increase by 5.32% compared with the same period of 2012. The Chemicals Segment suffered an operation loss of RMB 59 million in the first three quarters of 2013, representing a decrease in loss by RMB 233 million as compared with the same period of 2012.

Summary of Principal Operating Results for the First Three Quarters
Operating Data	Unit	Nine-month period ended September 30		Changes over the same period of the preceding year (%)
		2013	2012
Exploration and Production
Oil and gas production	Million barrels of oil equivalent	330.79	318.08	4.00
Crude oil production	Million barrels	249.73	245.01	1.93
China	Million barrels	232.19	228.96	1.41
Overseas	Million barrels	17.54	16.05	9.28
Natural gas production	Billion cubic feet	486.34	438.41	10.93
Crude oil price realised	USD / barrel	95.11	100.69	(5.54)
Natural gas price realised	USD / thousand cubic feet	6.15	5.77	6.59
Refining (Note 1)
Refinery throughput	Million tonnes	174.19	163.66	6.43
Gasoline, Diesel & Kerosene production	Million tonnes	105.13	98.39	6.85
Gasoline	Million tonnes	34.02	29.70	14.55
Diesel	Million tonnes	58.27	57.70	0.99
Kerosene including jet fuel	Million tonnes	12.84	10.99	16.83
Light chemical feedstock production	Million tonnes	28.68	26.89	6.66
Light yield	%	76.15	76.93	(0.78) percentage point
Refinery yield	%	94.71	95.23	(0.52) percentage point
Marketing and Distribution
Total sales volume of oil products	Million tonnes	134.64	128.34	4.91
Total domestic sales volume of oil products	Million tonnes	123.30	118.48	4.07
Retail	Million tonnes	84.82	81.05	4.65
Direct sales	Million tonnes	24.64	24.45	0.78
Wholesale	Million tonnes	13.84	12.99	6.54
Total number of service stations (Note 2)	Stations	30,576	30,836	(0.84)
Company-operated	Stations	30,563	30,823	(0.84)
Annualized throughput per station (Note 3)	Tonnes/station	3,699	3,498	5.75
Chemicals (Note 1)

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

Ethylene	Thousand tonnes	7,398	7,024	5.32
Synthetic resin	Thousand tonnes	10,223	9,956	2.68
Synthetic rubber	Thousand tonnes	715	703	1.71
Synthetic fiber monomer and polymer	Thousand tonnes	6,849	6,699	2.24
Synthetic fiber	Thousand tonnes	1,049	992	5.75

Note 1:	Including 100% production of Joint Ventures;
Note 2:	Service station data for 2012 is as of December 31, 2012;
Note 3:	The throughput per station is an annualized average of our company-operated service stations;
Note 4:
Conversion rates: for domestic production of crude oil, 1 tonne = 7.1 barrels, for production of crude oil overseas, 1 tonne = 7.27 barrels; for refinery throughput, 1 tonne = 7.35 barrels; for production of natural gas, 1 cubic meter = 35.31 cubic feet.

Capital expenditure:
The Company’s capital expenditures were RMB 86.945 billion in the first three quarters of 2013. Capital expenditures for E&P segment were RMB 41.249 billion, mainly for tight oil development in south Ordos, heavy oil development in west Shengli at shallow stratus, new blocks in the Tahe Oilfield, Yuanba and the Daniudi gas fields, and the Shandong LNG project. Capital expenditures for the Refining Segment were RMB 12.712 billion, mainly for upgrading oil product quality and revamping projects in Wuhan, Anqing and Maoming etc.. In the Chemicals segment, RMB12.759 billion were used for the construction of the Wuhan 800,000-tpa ethylene project, the Hubei syngas-to-MEG project and the Hainan aromatics project. Capital expenditures for Marketing and Distribution segment were RMB 17.363 billion, mainly for developing and revamping service stations (including gas stations), for the construction of refined oil product pipelines and depots and for assuring safety and improving environment. The Company recruited 671 new service stations (including gas stations) during the period. A total of RMB 2.862 billion was used for the Corporate and Others, mainly for R&D facilities and IT projects construction. The capital expenditure in the first three quarters of this year was in line with the Company’s schedule as slated at the beginning of the year.

3	Significant events

3.1
Significant changes in major items contained in the consolidated financial statements prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”) and the reasons for such changes.

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

Items of Consolidated Balance Sheet	As at 30 September 2013	As at 31 December 2012	Increase/(decrease)		Main Reason for Changes
			Amount	Percentage
	RMB million			%
Bills receivable	27,989	20,045	7,944	40	Mainly due to expanded business scale and the Company’s control over amount of discount.
Prepayments	6,914	4,370	2,544	58	Mainly due to increased prepayments for external purchase of crude oil, customs deposits and commodities such as steel.
Deferred tax assets	4,424	6,381	(1,957)	(31)	Mainly due to the write-down of deferred tax assets of the companies, such as Qingdao Oil Refinery and Petrochemical Company etc..
Short-term borrowings	124,769	70,228	54,541	78	Mainly due to increased short-term borrowings in US Dollars.
Taxes payable	29,264	21,985	7,279	33	Mainly due to improved performance of refineries and retained VAT at Puguang gas field.
Short-term debentures payable	10,000	30,000	(20,000)	(67)	Mainly due to repayment to super short-term commercial papers.
Non-current liabilities due within one year	48,130	15,754	32,376	206	Mainly due to bonds expiring in 2014 were reclassed into this item according to ASBE.
Share capital	116,565	86,820	29,745	34	Mainly due to H share issuances, bonus issues of shares and capitalization of share premium of Sinopec Corp. to all shareholders and conversion of the A share Convertible Bonds.

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

	Nine-month periods ended 30 September		Increase/(decrease)
Items of Consolidated Income Statement	2013	2012	Amount	Percentage	Main Reason for Changes
	RMB million			%
Financial expenses	5,463	8,284	(2,821)	(34)	Mainly due to income from foreign exchanges as a result of RMB exchange rate change as well as optimized debt structure, which lead to a lower overall cost of financing.
Asset impairment losses	34	7,518	(7,484)	(100)	Mainly due to the provision for impairment of inventories in refining segment in the first half of 2012.
Gain from changes in fair value	1,567	1,175	392	33	Mainly due to the changes in the fair value of embedded derivatives in the convertible bond s as a result of change in Sinopec Corp.’s A share and H share prices.
Investment income	1,538	635	903	142	Mainly due to the increased income from the investment by the Company in affiliates and joint venture.

	Nine-month periods ended 30 September		Increase/(decrease)
Items of Consolidated Cash Flow Statement	2013	2012	Amount	Percentage	Main Reason for Changes
	RMB million			%
Cash paid for acquisition of investments	28,109	5,609	22,500	401	Mainly due to the acquisition of overseas oil and gas assets under China Petrochemical Corporation, which lead to increased payments on a year-over-year basis
Cash received from capital contributions	31,709	931	30,778	3,306	Mainly due to proceeds from H share issuance by Sinopec Corp. in this year.

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

3.2	Analysis of the significant event progress, influence and resolution

□	applicable	√	not applicable

3.3	Status of fulfillment of commitments undertaken by the Company, shareholder and actual controller.

√	applicable	□	not applicable

(1)	Till the end of the reporting period, the major undertakings given by China Petrochemical Corporation included follows:

i   Complying with the connected transaction agreements;

ii   Solving the issues regarding legality of the land use rights certificates and property ownership rights certificates within a specified period of time;

iii   Implementing the Re-organization Agreement;

iv   Granting licenses for intellectual property rights;

v   Avoiding competition within the same industry; and

vi   Withdrawing from the business competition and conflict of interests with Sinopec Corp.

Details of the above undertakings were included in the prospectus for the issuance of A shares of Sinopec Corp. published in China Securities Journal, Shanghai Securities News, and Securities Times on 22 June 2001.

vii   On 27 October 2010, Sinopec Corp. announced that the majority of China Petrochemical Corporation’s refining business had been injected into Sinopec Corp., and that China Petrochemical Corporation had made a commitment to dispose of its minor remaining refining business within five years to eliminate competition with Sinopec Corp.

On 15 March 2012, Sinopec Corp. announced that China Petrochemical Corporation undertook that:

After the integration of its upstream, midstream and downstream businesses, Sinopec Corp. should become the sole platform in China Petrochemical Corporation which deals with the exploration and production of oil and gas, oil refining, chemicals, sale of petroleum products.

China Petrochemical Corporation would dispose its minor remaining chemicals business within the next five years in order to avoid competition with Sinopec Corp. with regard to the chemicals business.

Given that China Petrochemical Corporation engaged in the same or

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, after a thorough analysis from political and economic perspectives, Sinopec Corp. proposed to acquire China Petrochemical Corporation’s overseas oil and gas assets when appropriate (the “Proposed Acquisitions”). China Petrochemical Corporation undertook to transfer such assets to Sinopec Corp., provided that the Proposed Acquisitions comply with the applicable laws and regulations, contractual obligations and other procedural requirements at the time of the respective Proposed Acquisitions.

During the reporting period, Sinopec Corp. was not aware of any breach of the above-mentioned major undertakings by China Petrochemical Corporation.

(2)
As at the end of the reporting period, Sinopec Corp. made no undertakings in respect of results, undertakings in respect of assets injection, or assets restructuring which were not fully performed, or assets or projects earnings prediction.

3.4
Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year.

□	applicable	√	not applicable

3.5	This quarterly results announcement is published in both Chinese and English languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board Chairman Fu Chengyu Beijing, PRC, 29 October 2013

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

A.	Quarterly financial statements prepared under China Accounting Standards for Business Enterprises

1.	Consolidated Balance Sheet
	As at 30 September	As at 31 December
	2013	2012
	RMB million	RMB million
	(unaudited)	(audited)
Assets

Current assets
Cash at bank and on hand	12,096	10,864
Bills receivable	27,989	20,045
Accounts receivable	80,068	81,395
Other receivables	10,689	8,807
Prepayments	6,914	4,370
Inventories	225,104	218,262
Other current assets	13,875	1,008

Total current assets	376,735	344,751
Non-current assets
Long-term equity investments	58,560	52,061
Fixed assets	617,741	588,969
Construction in progress	158,487	168,977
Intangible assets	55,075	49,834
Goodwill	6,254	6,257
Long-term deferred expenses	10,555	10,246
Deferred tax assets	4,424	6,381
Other non-current assets	31,707	11,046

Total non-current assets	942,803	893,771

Total assets	1,319,538	1,238,522

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

1.	Consolidated Balance Sheet (continued)

	As at 30 September	As at 31 December
	2013	2012
	RMB million	RMB million
	(unaudited)	(audited)
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	124,769	70,228
Bills payable	5,289	6,656
Accounts payable	183,762	215,628
Advances from customers	76,526	69,299
Employee benefit payable	2,518	1,838
Taxes payable	29,264	21,985
Other payables	61,812	61,721
Short-term debentures payable	10,000	30,000
Non-current liabilities due within one year	48,130	15,754

Total current liabilities	542,070	493,109
Non-current liabilities
Long-term loans	42,839	40,267
Debentures payable	99,532	121,849
Provisions	23,754	21,591
Deferred tax liabilities	6,997	7,294
Other non-current liabilities	4,410	3,811

Total non-current liabilities	177,532	194,812

Total liabilities	719,602	687,921

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

1.	Consolidated Balance Sheet (continued)

	As at 30 September	As at 31 December
	2013	2012
	RMB million	RMB million
	(unaudited)	(audited)
Liabilities and shareholders’ equity (continued)

Shareholders’ equity
Share capital	116,565	86,820
Capital reserve	38,440	30,574
Specific reserve	4,283	3,550
Surplus reserves	187,096	184,603
Retained earnings	212,197	209,446
Foreign currency translation differences	(1,958)	(1,619)
Total equity attributable to shareholders of the Company	556,623	513,374

Minority interests	43,313	37,227

Total shareholders’ equity	599,936	550,601

Total liabilities and shareholders’ equity	1,319,538	1,238,522

These financial statements have been approved by the board of directors on 29 October 2013.

/s/ Fu Chengyu	/s/ Li Chunguang	/s/ Wang Xinhau
Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
（Legal representative）

（Company Chop）

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

2.	Balance Sheet

	As at 30 September	As at 31 December
	2013	2012
	RMB million	RMB million
	(unaudited)	(audited)

Assets

Current assets
Cash at bank and on hand	2,905	5,468
Bills receivable	2,760	1,333
Accounts receivable	29,141	21,041
Other receivables	53,533	42,055
Prepayments	7,478	5,003
Inventories	141,989	148,844
Other current assets	16,985	707

Total current assets	254,791	224,451

Non-current assets
Long-term equity investments	152,273	111,467
Fixed assets	494,181	475,417
Construction in progress	124,065	152,199
Intangible assets	44,546	43,114
Long-term deferred expenses	8,453	8,617
Deferred tax assets	-	1,397
Other non-current assets	6,302	5,290

Total non-current assets	829,820	797,501

Total assets	1,084,611	1,021,952

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

2.	Balance Sheet (continued)

	As at 30 September	As at 31 December
	2013	2012
	RMB million	RMB million
	(unaudited)	(audited)

Liabilities and shareholders’ equity

Current liabilities
Short-term loans	22,422	1,692
Bills payable	2,827	4,000
Accounts payable	132,595	121,184
Advances from customers	64,923	58,570
Employee benefits payable	2,101	1,315
Taxes payable	23,966	17,854
Other payables	120,955	118,311
Short-term debentures payable	10,000	30,000
Non-current liabilities due within one year	46,722	15,644

Total current liabilities	426,511	368,570
Non-current liabilities
Long-term loans	40,753	38,560
Debentures payable	78,186	121,849
Provisions	20,856	19,598
Deferred tax liabilities	85	-
Other non-current liabilities	2,435	1,688
Total non-current liabilities	142,315	181,695

Total liabilities	568,826	550,265

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

2.	Balance Sheet (continued)

	As at 30 September	As at 31 December
	2013	2012
	RMB million	RMB million
	(unaudited)	(audited)
Liabilities and shareholders’ equity（continued）

Shareholders’ equity
Share capital	116,565	86,820
Capital reserve	47,916	39,146
Specific reserve	3,463	3,017
Surplus reserves	187,096	184,603
Retained earnings	160,745	158,101

Total shareholders’ equity	515,785	471,687

Total liabilities and shareholders’ equity	1,084,611	1,021,952

These financial statements have been approved by the board of directors on 29 October 2013.

/s/ Fu Chengyu	/s/ Li Chunguang	/s/ Wang Xinhau
Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
（Legal representative）

（Company Chop）

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

3.	Consolidated Income Statement (unaudited)
	Three-month periods ended 30 September
	2013	2012
	RMB million	RMB million
Operating income	724,680	676,694
Less：Operating costs	613,887	572,280
Sales taxes and surcharges	47,947	45,293
Selling and distribution expenses	11,361	10,834
General and administrative expenses	18,077	14,961
Financial expenses	2,171	2,751
Exploration expenses, including dry holes	1,717	5,275
Impairment losses	(39)	470
Add：Gain from changes in fair value	830	665
Investment income	630	403
Operating profit	31,019	25,898

Add：Non-operating income	688	760
Less：Non-operating expenses	608	377

Profit before taxation	31,099	26,281
Less：Income tax expense	7,634	7,415

Net profit	23,465	18,866
Attributable to: Equity shareholders of the Company	22,183	18,249
Minority interests	1,282	617

Basic earnings per share (RMB: Yuan)	0.191	0.162

Diluted earnings per share (RMB: Yuan)	0.177	0.152

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

3.	Consolidated Income Statement (unaudited) (continued)
	Nine-month periods ended 30 September
	2013	2012
	RMB million	RMB million

Operating income	2,139,924	2,024,766
Less：Operating costs	1,827,437	1,724,711
Sales taxes and surcharges	142,398	140,560
Selling and distribution expenses	32,172	29,756
General and administrative expenses	51,452	44,184
Financial expenses	5,463	8,284
Exploration expenses, including dry holes	9,361	12,157
Impairment losses	34	7,518
Add：Gain from changes in fair value	1,567	1,175
Investment income	1,538	635

Operating profit	74,712	59,406

Add：Non-operating income	1,845	2,122
Less：Non-operating expenses	1,486	964
Profit before taxation	75,071	60,564
Less：Income tax expense	20,102	16,752

Net profit	54,969	43,812
Attributable to: Equity shareholders of the Company	51,600	41,946
Minority interests	3,369	1,866

Basic earnings per share (RMB: Yuan)	0.445	0.372

Diluted earnings per share (RMB: Yuan)	0.416	0.355

These financial statements have been approved by the board of directors on 29 October 2013.

/s/ Fu Chengyu	/s/ Li Chunguang	/s/ Wang Xinhau
Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
（Legal representative）

（Company Chop）

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

4.	Income Statement (unaudited)

	Three-month periods ended 30 September
	2013	2012
	RMB million	RMB million

Operating income	413,028	364,669
Less：Operating costs	329,100	284,805
Sales taxes and surcharges	37,723	35,077
Selling and distribution expenses	8,992	7,913
General and administrative expenses	15,096	11,681
Financial expenses	1,897	2,251
Exploration expenses, including dry holes	1,707	5,241
Impairment losses	(14)	(127)
Add：Gain from changes in fair value	793	660
Investment income	3,722	3,837

Operating profit	23,042	22,325

Add：Non-operating income	569	1,328
Less：Non-operating expenses	518	319

Profit before taxation	23,093	23,334

Less：Income tax expense	4,383	4,176

Net profit	18,710	19,158

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

4.	Income Statement (unaudited) (continued)
	Nine-month periods ended 30 September
	2013	2012
	RMB million	RMB million

Operating income	1,196,622	1,143,457
Less：Operating costs	959,695	905,588
Sales taxes and surcharges	111,690	112,031
Selling and distribution expenses	25,215	23,974
General and administrative expenses	42,530	36,333
Financial expenses	5,859	7,149
Exploration expenses, including dry holes	9,331	12,123
Impairment losses	(37)	5,560
Add：Gain from changes in fair value	1,571	1,228
Investment income	9,445	9,895
Operating profit	53,355	51,822
Add：Non-operating income	1,538	2,476
Less：Non-operating expenses	1,289	855

Profit before taxation	53,604	53,443

Less：Income tax expense	9,968	10,088

Net profit	43,636	43,355

These financial statements have been approved by the board of directors on 29 October 2013.

/s/ Fu Chengyu	/s/ Li Chunguang	/s/ Wang Xinhau
Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
（Legal representative）

（Company Chop）

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

5.	Consolidated Cash Flow Statement (unaudited)

	Nine-month periods ended 30 September
	2013	2012
	RMB million	RMB million

Cash flows from operating activities：
Cash received from sale of goods and rendering of services	2,358,855	2,325,350
Refund of taxes and levies	1,189	1,882
Other cash received relating to operating activities	12,909	9,510
Sub-total of cash inflows	2,372,953	2,336,742
Cash paid for goods and services	(1,987,858)	(1,980,757)
Cash paid to and for employees	(37,282)	(33,360)
Payments of taxes and levies	(230,593)	(227,270)
Other cash paid relating to operating activities	(37,608)	(21,796)
Sub-total of cash outflows	(2,293,341)	(2,263,183)
Net cash flow from operating activities	79,612	73,559
Cash flows from investing activities：
Cash received from disposal of investments	186	1,459
Cash received from returns on investments	1,233	2,235
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	980	240
Other cash received relating to investing activities	3,007	4,367

Sub-total of cash inflows	5,406	8,301
Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(98,012)	(95,421)
Cash paid for acquisition of investments	(28,109)	(5,609)
Other cash paid relating to investing activities	(1,589)	(4,049)

Sub-total of cash outflows	(127,710)	(105,079)

Net cash flow from investing activities	(122,304)	(96,778)

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

5.	Consolidated Cash Flow Statement (unaudited)(continued）
	Nine-month periods ended 30 September
	2013	2012
	RMB million	RMB million

Cash flows from financing activities：
Cash received from borrowings	875,342	649,940
Cash received from capital contributions	31,709	931
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	12,303	931
Sub-total of cash inflows	907,051	650,871
Cash repayments of borrowings	(827,880)	(607,572)
Cash paid for dividends, profits distribution or interest	(35,283)	(30,525)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(979)	(920)
Other cash paid relating to financing activities	(22)	(74)
Sub-total of cash outflows	(863,185)	(638,171)

Net cash flow from financing activities	43,866	12,700
Effects of changes in foreign exchange rate	419	90
Net increase/ (decrease) in cash and cash equivalents	1,593	(10,429)

These financial statements have been approved by the board of directors on 29 October 2013.

/s/ Fu Chengyu	/s/ Li Chunguang	/s/ Wang Xinhau
Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
（Legal representative）

（Company Chop）

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

5.	Cash Flow Statement (unaudited)
	Nine-month periods ended 30 September
	2013	2012
	RMB million	RMB million
Cash flows from operating activities：
Cash received from sale of goods and rendering of services	1,294,294	1,339,520
Refund of taxes and levies	935	260
Other cash received relating to operating activities	29,796	33,292

Sub-total of cash inflows	1,325,025	1,373,072
Cash paid for goods and services	(987,257)	(1,056,042)
Cash paid to and for employees	(30,674)	(26,299)
Payments of taxes and levies	(179,836)	(179,994)
Other cash paid relating to operating activities	(37,689)	(17,518)

Sub-total of cash outflows	(1,235,456)	(1,279,853)

Net cash flow from operating activities	89,569	93,219
Cash flows from investing activities：
Cash received from disposal of investments	4,104	439
Cash received from returns on investments	9,161	8,007
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,828	174
Other cash received relating to investing activities	66	2,515

Sub-total of cash inflows	15,159	11,135

Cash paid to acquire fixed assets, intangible assets and other long-term assets	(68,954)	(88,353)
Cash paid for acquisition of investments	(17,718)	(12,518)

Sub-total of cash outflows	(86,672)	(100,871)

Net cash flow from investing activities	(71,513)	(89,736)

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

6.	Cash Flow Statement (unaudited) (continued)
	Nine-month periods ended 30 September
	2013	2012

	RMB million	RMB million

Cash flows from financing activities：
Cash received from borrowings	200,144	167,991
Cash received from capital contributions	19,406	-

Sub-total of cash inflows	219,550	167,991

Cash repayments of borrowings	(207,421)	(159,500)
Cash paid for dividends, profits distribution or interest	(32,748)	(28,457)
Sub-total of cash outflows	(240,169)	(187,957)

Net cash flow from financing activities	(20,619)	(19,966)

Net decrease in cash and cash equivalents	(2,563)	(16,483)

These financial statements have been approved by the board of directors on 29 October 2013.

/s/ Fu Chengyu	/s/ Li Chunguang	/s/ Wang Xinhau
Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
（Legal representative）

（Company Chop）

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

7.	Segment Reporting (unaudited)

	Nine-month periods ended 30 September

	2013	2012
	RMB million	RMB million
Income from principal operations
Exploration and production
External sales	43,206	39,135
Inter-segment sales	120,754	131,405
	163,960	170,540
Refining
External sales	144,518	141,998
Inter-segment sales	825,885	790,728
	970,403	932,726

Marketing and distribution
External sales	1,103,348	1,072,561
Inter-segment sales	4,931	7,075
	1,108,279	1,079,636
Chemicals
External sales	274,601	259,411
Inter-segment sales	41,331	34,152
	315,932	293,563
Others
External sales	543,744	478,521
Inter-segment sales	473,329	457,732
	1,017,073	936,253

Elimination of inter-segment sales	(1,466,230)	(1,421,092)

Consolidated income from principal operations	2,109,417	1,991,626

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

7.	Segment Reporting (unaudited) (continued)

	Nine-month periods ended 30 September
	2013	2012

	RMB million	RMB million
Income from other operations
Exploration and production	12,753	16,202
Refining	4,157	4,082
Marketing and distribution	7,631	6,468
Chemicals	5,207	5,532
Others	759	856

Income from other operations	30,507	33,140

Consolidated operating income	2,139,924	2,024,766

Operating profit/(loss）
By segment
Exploration and production	46,325	55,001
Refining	6,382	(16,459)
Marketing and distribution	26,740	30,159
Chemicals	(143)	(1,208)
Others	(1,521)	(998)
Elimination	(713)	(615)

Total segment operating profit	77,070	65,880

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

7.	Segment Reporting (unaudited) (continued)

	Nine-month periods ended 30 September
	2013	2012
	RMB million	RMB million
Investment income/ (loss)
Exploration and production	158	221
Refining	(257)	(930)
Marketing and distribution	340	689
Chemicals	345	9
Others	952	646

Total segment investment income	1,538	635
Financial expenses	(5,463)	(8,284)
Gain from changes in fair value	1,567	1,175

Operating profit	74,712	59,406

Add：Non-operating income	1,845	2,122
Less：Non-operating expenses	1,486	964

Profit before taxation	75,071	60,564

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

B.	Quarterly financial statements prepared under International Financial Reporting Standards (“IFRS”)

1.	Consolidated Income Statement (unaudited)

	Three-month periods ended 30 September
	2013	2012
	RMB million	RMB million
Turnover and other operating revenues
Turnover	713,483	664,160
Other operating revenues	11,197	12, 534
	724,680	676,694
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(592,209)	(554,232)
Selling, general and administrative expenses	(17,651)	(16,469)
Depreciating, depletion and amortisation	(20,067)	(17,371)
Exploration expenses, including dry holes	(1,717)	(5,275)
Personnel expenses	(13,702)	(10,432)
Taxes other than income tax	(47,947)	(45,293)
Other operating income, net	160	563
Total operating expenses	(693,133)	(648,509)

Operating profit	31,547	28,185
Finance cost
Interest expenses	(2,449)	(3,110)
Interest income	377	510
Unrealised gain on embedded derivative component of the convertible bonds	793	660
Foreign currency exchange loss, net	(99)	(151)
Net finance costs	(1,378)	(2,091)
Investment income	32	64
Share of profits from associates and joint ventures	582	190
Profit before taxation	30,783	26,348
Tax expenses	(7,481)	(7,396)
Profit for the period	23,302	18,952
Attributable to：
Owners of the Company	22,019	18,326
Non-controlling interests	1,283	626
Profit for the period	23,302	18,952
Earnings per share（RMB: Yuan）
Basic	0.189	0.162
Diluted	0.176	0.153

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

1.	Consolidated Income Statement (unaudited)(continued)

	Nine-month periods ended 30 September
	2013	2012
	RMB million	RMB million
Turnover and other operating revenues
Turnover	2,109,417	1,991,626
Other operating revenues	30,507	33,140
	2,139,924	2,024,766
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(1,763,065)	(1,673,556)
Selling, general and administrative expenses	(49,642)	(45,110)
Depreciating, depletion and amortisation	(59,036)	(51,905)
Exploration expenses, including dry holes	(9,361)	(12,157)
Personnel expenses	(38,545)	(34,452)
Taxes other than income tax	(142,398)	(140,560)
Other operating expenses, net	411	1,242
Total operating expenses	(2,061,636)	(1,956,498)

Operating profit	78,288	68,268
Finance cost
Interest expenses	(7,650)	(9,056)
Interest income	969	1,073
Unrealised loss on embedded derivative component of the convertible bonds	1,554	1,166
Foreign currency exchange gain/ (loss), net	1,218	(301)
Net finance costs	(3,909)	(7,118)
Investment income	82	127
Share of profits from associates and joint ventures	1,456	513
Profit before taxation	75,917	61,790
Tax expenses	(20,208)	(17,039)
Profit for the period	55,709	44,751
Attributable to：
Equity shareholder of the Company	52,300	42,829
Non-controlling interests	3,409	1,922
Profit for the period	55,709	44,751
Earnings per share（RMB: Yuan）
Basic	0.451	0.379
Diluted	0.422	0.362

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

2.	Consolidated Balance Sheet

	As at 30 September	As at 31 December
	2013	2012
	RMB million	RMB million
	(unaudited)	(audited)
Non-current assets
Property, plant and equipment, net	617,741	588,969
Construction in progress	158,487	168,977
Goodwill	6,254	6,257
Interest in associates	28,580	28,812
Interest in joint ventures	28,172	21,388
Investments	3,225	2,001
Deferred tax assets	4,271	5,539
Lease prepayments	39,672	36,240
Long-term prepayments and other assets	56,248	34,746
Total non-current assets	942,650	892,929
Current assets
Cash and cash equivalents	12,049	10,456
Time deposits with financial institutions	47	408
Trade accounts receivable	80,068	81,395
Bills receivable	27,989	20,045
Inventories	225,104	218,262
Prepaid expenses and other current assets	31,478	34,449

Total current assets	376,735	365,015

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

2.	Consolidated Balance Sheet (continued)

	As at 30 September	As at 31 December
	2013	2012
	RMB million	RMB million
	(unaudited)	(audited)

Current liabilities
Short-term debts	117,839	73,063
Loans from Sinopec Group Company and fellow subsidiaries	65,060	42,919
Trade accounts payables	183,762	215,628
Bills payable	5,289	6,656
Accrued expenses and other payables	165,645	169,062
Income tax payable	4,475	6,045
Total current liabilities	542,070	513,373
Net current liabilities	(165,335)	(148,358)
Total assets less current liabilities	777,315	744,571

Non-current liabilities
Long-term debts	105,677	124,518
Loans from Sinopec Group Company and fellow subsidiaries	36,694	37,598
Deferred tax liabilities	7,792	7,294
Provisions	23,754	21,591
Other non-current liabilities	6,049	5,534
Total non-current liabilities	179,966	196,535
	597,349	548,036

Equity
Share capital	116,565	86,820
Reserves	437,565	424,094
Total equity attributable to owners of the Company	554,130	510,914
Non-controlling interests	43,219	37,122
Total equity	597,349	548,036

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

3.	Consolidated Statement of Cash Flow (unaudited)
	Note	Nine-month periods ended 30 September
		2013	2012
		RMB million	RMB million

Net cash generated from operating activities	(a)	79,612	73,327

Investing activities
Capital expenditure		(92,602)	(88,570)
Exploratory wells expenditure		(5,410)	(6,619)
Purchase of investments, investments in associates and investments in joint ventures		(28,109)	(5,609)
Proceeds from disposal of investments and investments in associates		186	1,459
Proceeds from disposal of property, plant , equipment and other non-current assets		980	240
Decrease/(increase) in time deposits with maturities over three months		361	(87)
Interest received		969	1,073
Investment and dividend income received		1,233	2,235
Disposal/(purchase) of derivative financial instruments, net		88	(668)
Net cash used in investing activities		(122,304)	(96,546)

Financing activities
Proceeds from bank and other loans		875,342	649,940
Repayments of bank and other loans		(827,880)	(607,572)
Proceeds from issuing shares		19,406	-
Contributions to subsidiaries from non-controlling interests		12,303	931
Dividends paid by the Company		(28,067)	(25,488)
Distributions by subsidiaries to non-controlling interests		(979)	(920)
Interest paid		(6,237)	(4,117)
Acquisitions of non-controlling interests of subsidiaries		(22)	(74)

Net cash generated from financing activities		43,866	12,700

Net increase/ (decrease) in cash and cash equivalents		1,174	(10,519)
Cash and cash equivalents at 1 January		10,456	24,647
Effect of foreign currency exchange rate changes		419	90
Cash and cash equivalents at 30 September		12,049	14,218

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

3.	Consolidated Statement of Cash Flow (unaudited)(continued）

Note to consolidated statement of Cash Flow

(a)	Reconciliation of profit before taxation to net cash generated from operating activities

	Nine-month periods ended 30 September
	2013	2012
	RMB million	RMB million

Operating activities
Profit before taxation	75,917	61,790
Adjustments for:
Depreciation, depletion and amortisation	59,036	51,905
Dry hole costs written off	4,226	7,125
Share of profits from associates and joint ventures	(1,456)	(513)
Investment income	(82)	(127)
Interest income	(969)	(1,073)
Interest expense	7,650	9,056
(Gain) /loss on foreign currency exchange rate changes and derivative financial instruments	(1,206)	235
Loss/(gain) on disposal of property, plant, equipment and other non-current assets, net	175	(603)
Impairment losses on assets	34	-
Unrealised gain on embedded derivative component of the convertible bonds, net	(1,554)	(1,166)
Operating profit before change of operating capital	141,771	126,629
Accounts receivable and other current assets	(21,078)	(23,104)
(Increase)/decrease inventories	(6,865)	5,618
Accounts payable and other current liabilities	(13,783)	(18,304)
	100,045	90,839
Income tax paid	(20,433)	(17,512)
Net cash generated from operating activities	79,612	73,327

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

4.	Segment Reporting (unaudited）

	Nine-month periods ended 30 September
	2013	2012
	RMB million	RMB million
Turnover
Exploration and production
External sales	43,206	39,135
Inter-segment sales	120,754	131,405
	163,960	170,540
Refining
External sales	144,518	141,998
Inter-segment sales	825,885	790,728
	970,403	932,726
Marketing and distribution
External sales	1,103,348	1,072,561
Inter-segment sales	4,931	7,075
	1,108,279	1,079,636
Chemicals
External sales	274,601	259,411
Inter-segment sales	41,331	34,152
	315,932	293,563
Corporate and others
External sales	543,744	478,521
Inter-segment sales	473,329	457,732
	1,017,073	936,253

Elimination of inter-segment sales	(1,466,230)	(1,421,092)
Turnover	2,109,417	1,991,626
Other operating revenues
Exploration and production	12,753	16,202
Refining	4,157	4,082
Marketing and distribution	7,631	6,468
Chemicals	5,207	5,532
Corporate and others	759	856

Other operating revenues	30,507	33,140

Turnover and other operating revenues	2,139,924	2,024,766

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

4.	Segment Reporting (unaudited) (continued）

	Nine-month periods ended 30 September
	2013	2012
	RMB million	RMB million
Result
Operating profit/(loss)
By segment
☐ Exploration and production	46,744	55,284
☐ Refining	6,656	(15,475)
☐ Marketing and distribution	27,034	30,209
☐ Chemicals	(59)	(292)
☐ Corporate and others	(1,374)	(843)
☐ Elimination	(713)	(615)

Total segment operating profit	78,288	68,268

Share of profit from associates and jointly controlled entities
☐ Exploration and production	158	220
☐ Refining	(268)	(940)
☐ Marketing and distribution	284	589
☐ Chemicals	345	4
☐ Corporate and others	937	640
Aggregate share of profit from associates and jointly controlled entities	1,456	513

Investment income
☐ Exploration and production	-	1
☐ Refining	11	13
☐ Marketing and distribution	56	93
☐ Chemicals	-	14
☐ Corporate and others	15	6
Aggregate investment income	82	127

Net finance costs	(3,909)	(7,118)

Profit before taxation	75,917	61,790

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

C.	Differences between Financial Statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s financial statements prepared in accordance with accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosure. Such information has not been subject to independent audit or review. The major differences are:

(i)	Government Grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognized as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	Safety Production Fund

Under ASBE, safety production fund should be recognized in profit or loss with a corresponding change in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expense is recognized in profit or loss when incurred, and fixed assets are depreciated with applicable methods.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows：
		Nine-month periods ended 30 September
	Note	2013	2012
		RMB million	RMB million

Net profit under ASBE		54,969	43,812
Adjustments：
Government grants	(i)	84	77
Safety production fund	(ii)	656	862

Profit for the period under IFRS		55,709	44,751

China Petroleum & Chemical Corporation The Third Quarterly Report for 2013

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows：

		As at 30 September	As at 31 December
	Note	2013	2012
		RMB million	RMB million

Total Shareholder’s equity under ASBE		599,936	550,601
Adjustments:
Government grants	(i)	(1,639)	(1,723)
Safety production fund	(ii)	(948)	(842)

Total equity under IFRS		597,349	548,036

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: October 30, 2013